UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York, NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Entry into a Material Definitive Agreement.

 On December 12, 2023, Bit Digital, Inc. (the “Company”), through its subsidiaries, Bit Digital USA, Inc. and Bit Digital Iceland ehf, entered into an Omnibus Amendment to and Novation of Master Services Agreement and Purchase Order (the “Novation Agreement”) to amend and novate that certain Master Services Agreement and Purchase Order previously entered on November 9, 2023 (the “MSA”) with its first customer (the “Initial Customer”) and a guarantor of the Initial Customer (the “Guarantor”).

Pursuant to the Novation Agreement, the Company has agreed to increase the scope of the initial MSA contract with the Initial Customer. Under the terms of the MSA, as amended and novated by the Novation Agreement, the Company will supply the Initial Customer with computational power from an additional 512 graphic processing units (“GPUs”) (in addition to the initial GPUs, for a total of 2,048 GPUs) for a period of three years.

The total contract value with the Initial Customer for the aggregated 2,048 GPUs is estimated to be worth more than $50 million of annualized revenue to the Company.

To fulfill the MSA contract, the Company has placed a purchase order for 64 additional servers manufactured by Super Micro Computer, Inc., an authorized Nvidia OEM, that are equipped with 512 Nvidia HGX H100 GPUs along with related equipment, which were delivered to the Company during January 2024. The servers are being deployed in Iceland at the datacenter where the Company’s existing AI servers are located. As of the date of this report, 192 AI servers have been successfully installed at the datacenter in Iceland.

Additionally, the Company has executed a sale-leaseback agreement with a third party. Under the agreement, the Company has agreed to sell the third party 96 AI servers, representing 768 GPUs, and lease them back for a period of three years. The lease rate represents a percentage of the total contracted rate for those GPUs and the Company will also pass through pro-rated operational expenses for those units to the third party.

The foregoing summaries of the Novation Agreement, MSA and related agreements do not purport to be complete and are subject to, and qualified in their entirety by, such documents attached as Exhibits 4.1 and 4.2 to this Report on Form 6-K, which are incorporated herein by reference.

Other Events.

On January 10, 2024, the Company issued a press release announcing the upsizing of the MSA contract with the Initial Customer for Bit Digital AI. A copy of this press release is furnished as Exhibit 99.1 hereto and incorporated herein by reference.

On January 23, 2024, the Company issued a press release announcing that the MSA, as amended and novated by the Novation Agreement, with the Initial Customer for its Bit Digital AI business has commenced revenue generation as of January 23, 2024. 192 servers, representing 1,536 GPUs, began generating revenue on such date. An additional 64 servers, representing 512 GPUs, are expected to start earning revenue by the end of January 2024. The total contract value for 2,048 GPUs is worth more than $50 million of annualized revenue to Bit Digital. A copy of this press release is furnished as Exhibit 99.2 hereto and incorporated herein by reference.

Financial Statements and Exhibits.

(d) Exhibits:

Number	Description
4.1	Omnibus Amendment to and Novation of Master Services Agreement and Purchase Order (Exhibits to the Agreement have been omitted and are available upon request of the SEC)*
4.2	Master Services Agreement and Purchase Order (Exhibits to the Agreement have been omitted and are available upon request of the SEC)*
99.1	Press Release issued January 10, 2024
99.2	Press Release issued January 23, 2024

*	A Confidential Treatment Request under Rule 24b-2 under the Securities Exchange Act of 1934 containing confidential information is being filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2024	Bit Digital, Inc.
(Registrant)

	By:	/s/ Samir Tabar
	Name:	Samir Tabar
	Title:	Chief Executive Officer

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